FILE No. 82-2418
Rule 12g3-2 (b)

Grove Energy Limited



Date: March 24

NEWS RELEASE

Project Update: D-14 Appraisal Well, Slovenia

Grove Energy Limited ("Grove") (TSX-V & AIM: GRV) advises that the Dolina-14 appraisal well ("D-14") continues to undergo clean up with unloading of water. The majority of the injected fluids, comprising frac carrier water and heavy brine have been recovered and it is expected that the remaining fluids will be recovered very shortly. As a result of the longer than expected well clean up, gas rates from the well are currently lower than expected. In order to accelerate the process of clean-up, the well is being rocked, that is alternating between a shut-in and flowing state. During shut-in periods, the well builds up fairly rapidly and consistently to approximately 900 psi.

Analysis of the cleanup rates and well surface shut-in pressures have led Grove to believe that D-14 may have some post frac near wellbore damage and relative permeability changes at the frac-matrix inter-face, which is restricting the flow of gas. The damage may have resulted from using heavily weighted brine during the post-frac well kill operations which was necessary for well safety reasons and to permit additional frac's to be undertaken under safe conditions.

Grove and its partners have commenced a technical evaluation and investigation into the D-14 drilling and fracing operation and the remediation options in respect of the possible wellbore damage and are preparing a program to attempt to remove any damage prior to possible extended production testing. This evaluation may also involve the deepening of the well; however no decision has yet been made.

In conjunction with the possible remediation of the frac zones, Grove and its partners are considering bringing on stream production from the potential C limestone and B reservoir zones The C limestone and B reservoir zones have already been perforated and testing will commence once representative data and test results from the fracture stimulated zones have been achieved or exhausted.

The respective interests of the partners in the Reservoirs are:

Grove Energy	48.75% *
Loon Energy	10.50%
Nemmoco	15.75%
Geoenergo	25.00%

* Grove holds a 3.65% interest on behalf of Petro Engineering (Overseas) Limited

Glenn Whiddon, CEO of Grove states "As a tight gas play, the objective of the D-14 well was to demonstrate the producability and deliverability of the Reservoirs. To date this has not been achieved; however we remain confident that the implementation of the remediation program will provide positive results."

Grove Energy is engaged in the exploration, acquisition and development of natural gas and oil in South East Europe and the Mediterranean margin. Grove's principal exploration and appraisal properties are located onshore Slovenia, Italy and Romania, and offshore in the area surrounding Pantelleria Island in the Sicily Channel.

GROVE ENERGY LIMITED

Per **"Glenn Whiddon"**
GLENN R. WHIDDON, CEO

Some of the statements contained in this release are forward-looking statements. Forward looking statements include but are not limited to, statements concerning estimates of recoverable hydrocarbons, expected hydrocarbon prices, expected costs, statements relating to the continued advancement of the Company's projects and other statements which are not historical facts. When used in this document, and on other published information of the Company, the words such as "could," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are forward-looking statements. Although the Company believes that its expectations reflected in the forward-looking statements are reasonable, such statements involve risk and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Various factors could cause actual results to differ from these forward-looking statements include the potential that the Company's projects will experience technical and mechanical problems, geological conditions in the reservoir may not result in commercial level of oil and gas production, changes in product prices and other risks not anticipated by the Company or disclosed in the Company's published material. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.

For further information please contact:
Glenn Whiddon, CEO
glenn@groveenergy.com
Web: www.groveenergy.com
E-Mail: office@groveenergy.com
North America
Phone: +1 604 669 2099
Fax: +1 604 943 3716
Australia
Tel: +61(0)8 9322 2711
Fax: +61(0)8 9322 7577